HSBC

Management Assertion

As of and for the year ended December 31, 2003, HSBC Mortgage Corporation (USA) complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, HSBC Mortgage Corporation (USA) had in effect fidelity bond and errors and omissions policies in the amount of $660,691,500 and $48,000,000, respectively.

/s/Daivd J. Hunter
President

/s/Daniel B. Duggan
SVP, Risk Management

/s/Gary P. Zimmermann
SVP,Mortgage Servicing